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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number

Ducati Motor Holding S.p.A.

(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Net Sales and Shipment Data
Consolidated Statements of Operations Data
Signatures

DUCATI MOTOR HOLDING ANNOUNCES 2002 RESULTS

     Bologna, Italy, February 14, 2003 – Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced full year 2002 results for the period ended December 31, 2002.

     2002 revenues were Euro 413.0 million representing a growth of 1.3% versus Euro 407.8 million in 2001. Revenues from motorcycle sales for the period decreased 1.1% to Euro 341.5 million and represented 82.7% of revenues. Motorcycle-related products rose 13.9% to Euro 69.9 million versus 2001, mainly thanks to the success of Ducati Performance accessory sales, which grew 27.0% versus year ago.

     In 2002, gross margin was 39.6% of revenues versus 40.8% the year earlier, reflecting the negative impact of exchange rates and a negative country mix effect (due to lower shipments in the US), partly offset by a positive effect from related product sales.

     EBITDA (earnings before interest, tax, depreciation and amortization) was Euro 52.3 million and represented 12.7% of revenues compared to Euro 66.1 million, or 16.2% of revenues, a year earlier. This is mostly due to costs related to the first full year of investments for the development of the Ducati Desmosedici GP motorcycle, the restructuring of Ducati’s US business, the negative impact of foreign exchange rates and promotional activities.

     Net earnings were Euro 6.5 million, compared to Euro 10.6 million in 2001. The decrease was due to the factors mentioned above, partly compensated by lower interest and lower taxes.

     “2002 has been a difficult year for Ducati,” said Carlo Di Biagio, Ducati Chief Executive Officer. “In particular, we were – and are – burdened by the restructuring of our US subsidiary and the continued devaluation of the dollar versus the Euro. In addition, it was a year in which, for the first time in fifteen years, we were confronted with a decline in our reference market. The motorcycle industry, especially in Italy, has been under great pressure. But despite this, it is a year in which Ducati grew revenues and delivered bottom line profit, while concentrating, more than ever, on product innovation.

     “Despite this scenario, the company has moved forward with conviction,” continued Di Biagio. “For model year 2003, we launched important innovations across the board, including the all new, prize-winning 999 Testastretta Superbike, new engines in the Super Sport and Monster families and an ABS system in the top Sport Touring model.”

     “There have been some serious challenges this year for Ducati,” said Enrico D’Onofrio, Ducati Chief Financial Officer. “In this light, and given the uncertainty of the current political, economic and market conditions, we believe we should assume a cautious position and, for the time being, refrain from giving numerical forward-looking guidance to the financial markets. As soon as visibility improves, we will return to our previous practice of providing annual guidance.”

     “Looking forward, 2003 is signalling that it will be at least as challenging as 2002,” added Di Biagio. “The market is down and the Euro is up. In particular, it is essential that we complete the turnaround of our US business. We are putting in place measures and will track improvements carefully. At the same time, we are eager to face our competitors in both the Moto GP and Superbike Championships this year, and to get the new Multistrada into dealerships and onto the road. More than anything, however, we will work with determination to grow the business, build the brand and pay particular attention to cutting costs.”

     Ducati’s net debt at December 31, 2002 was Euro 112.4 million, in line with the Euro 112.9 million at the same date a year earlier. The company’s net debt to total capitalization ratio was 41% at December 31, 2002 versus 42% at the same date a year earlier.

     These results have been approved by the Ducati Board of Directors, pending review by Company auditors.

     A conference call with management will take place today at 16:00 Italian time, 15:00 GMT or 10:00 EST. To access the call, please go to www.ducati.com, and click on Ducati Investor Relations in the Ducati News section. All historic Company data are available at the Ducati Investor Relations page.

     PLEASE NOTE: These results are still subject to final approval and may be changed. Final approved data will be announced on March 6, 2003, following the Board of Directors’ Meeting on March 5, 2003.

     Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won eleven of the last thirteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster and SportTouring. The company’s motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.Ducati.com.

     This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

Ducati Motor Holding
Page: 3 of 8

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

	Dec, 31	Dec, 31	Dec, 31	Dec, 31
	2002	2001	2002	2001

Net Sales (Euro in thousands, US$ in thousands)
Motorcycles	€99.462	€109.087	$94.843	$104.021
Spare Parts, Accessories, Apparel	14.156	14.970	13.499	14.275
Miscellaneous Other	458	326	437	311

Total net sales	€114.076	€124.383	$108.779	$118.607

Ducati Units
Motorcycle shipments:			% Change

North America	2.219	3.164	(29,9%)
Main European market	5.743	5.983	(4,0%)
Japan	860	704	22,2%
Rest of World	1.675	1.726	(3,0%)

Total	10.497	11.577	(9,3%)
Motorcycle product mix:
Sport Segment (Superbike & Supersport)	5.388	5.735	(6,1%)
Sport Naked	4.269	4.957	(13,9%)
Sport Touring	840	885	(5,1%)

Total	10.497	11.577	(9,3%)

Unofficial Motorcycle Registrations:			% Change

North America	993	1.015	(2,2%)
Main European market	2.435	2.800	(13,0%)
Japan	732	727	0,7%
Rest of World	895	929	(3,7%)

Total	5.055	5.471	(7,6%)

Ducati Motor Holding
Page: 4 of 8

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Twelve Months Ended		Twelve Months Ended

	Dec, 31	Dec, 31	Dec, 31	Dec, 31
	2002	2001	2002	2001

Net Sales (Euro in thousands, US$ in thousands)
Motorcycles	€341.529	€345.475	$325.669	$329.432
Spare Parts, Accessories, Apparel	69.945	61.390	66.697	58.539
Miscellaneous Other	1.497	950	1.427	906

Total net sales	€412.971	€407.815	$393.793	$388.877

Ducati Units
Motorcycle shipments:			% Change

North America	5.044	6.801	(25,8%)
Main European market	24.359	24.485	(0,5%)
Japan	3.687	3.334	10,6%
Rest of World	6.444	5.396	19,4%

Total	39.534	40.016	(1,2%)
Motorcycle product mix:
Sport Segment (Superbike & Supersport)	16.453	16.253	1,2%
Sport Naked	19.600	20.125	(2,6%)
Sport Touring	3.481	3.638	(4,3%)

Total	39.534	40.016	(1,2%)

Unofficial Motorcycle Registrations:			% Change

North America	5.970	6.021	(0,8%)
Main European market	24.496	24.510	(0,1%)
Japan	3.857	3.546	8,8%
Rest of World	5.284	4.867	8,6%

Total	39.607	38.944	1,7%

Ducati Motor Holding
Page: 5 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	Dec, 31	Dec, 31	Dec, 31	Dec, 31	Percent
	2002	2001	2002	2001	Change

Net Sales	€114.076	€124.383	$108.778	$118.607	(8,3%)
Cost of goods sold	(72.454)	(74.351)	(69.089)	(70.898)

Gross Profit	41.622	50.032	39.689	47.709	(16,8%)
Other operating revenues	2.834	2.797	2.702	2.667
SG&A expenses	(31.540)	(34.899)	(30.075)	(33.278)
Other operating income/(expense), net	714	(230)	681	(219)
Depreciation & amortization	(9.451)	(11.648)	(9.012)	(11.107)

Operating income/(loss)	4.179	6.052	3.985	5.772	(30,9%)
Financing expense, net	509	(2.484)	485	(2.369)
Other non-operating income/(expense), net	154	(214)	147	(204)

Profit/(loss) before income taxes and min. interest	4.842	3.354	4.617	3.199	44,4%
Income taxes	(334)	(1.785)	(317)	(1.702)

Net profit/(loss)	€4.508	€1.569	$4.300	$1.497	187,3%
Earnings per share	€0,03	€0,01	$0,03	$0,01
Shares outstanding	158.500.963	158.500.963	158.500.963	158.500.963

					Percent
Other Financial Data					Change
Motorcycles Produced (Units)	10.488	8.911			17,7%
Motorcycles Sold (Units)	10.497	11.577			(9,3%)
Unofficial Registrations (Units)	5.055	5.471			(7,6%)
EBITDA	13.522	17.486	12.894	16.674	(22,7%)
EBITDA Margin	11,9%	14,1%

Note:	On Dec 31, 2002 US$1= 0.9536 Euros

Ducati Motor Holding
Page: 6 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Twelve Months Ended		Twelve Months Ended

	Dec, 31	Dec, 31	Dec, 31	Dec, 31	Percent
	2002	2001	2002	2001	Change

Net Sales	€412.971	€407.815	$393.793	$388.877	1,3%
Cost of goods sold	(249.264)	(241.266)	(237.689)	(230.062)

Gross Profit	163.707	166.549	156.104	158.815	(1,7%)
Other operating revenues	10.795	7.547	10.294	7.197
SG&A expenses	(121.580)	(107.874)	(115.934)	(102.864)
Other operating income	(452)	(94)	(431)	(90)
Depreciation & amortization	(33.984)	(34.580)	(32.407)	(32.974)

Operating income/(loss)	18.486	31.548	17.626	30.084	(41,4%)
Financing expense, net	(10.109)	(12.073)	(9.640)	(11.512)
Other non-operating income/(expense), net	134	(27)	128	(26)

Profit/(loss) before income taxes and min. interest	8.511	19.448	8.114	18.546	(56,2%)
Income taxes	(1.986)	(8.895)	(1.894)	(8.483)

Net profit/(loss)	€6.525	€10.553	$6.220	$10.063	(38,2%)
Earnings per share	€0,04	€0,07	$0,04	$0,06
Shares outstanding	158.500.963	158.500.963	158.500.963	158.500.963

					Percent
Other Financial Data					Change
Motorcycles Produced (Units)	41.411	40.692			1,8%
Motorcycles Sold (Units)	39.534	40.016			(1,2%)
Unofficial Registrations (Units)	39.607	38.944			1,7%
EBITDA	52.342	66.100	49.911	63.029	(20,8%)
EBITDA Margin	12,7%	16,2%

Note:	On Dec 31, 2002 US$1= 0.9536 Euros

Ducati Motor Holding
Page: 7 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	December 31, 2002		December 31, 2001

	€	%	€	%

Current assets
Cash and cash equivalents	23.960		23.705
Trade receivables, net	82.042		98.027
Inventories	111.427		97.636
Other current assets	17.426		11.114

Total current assets	234.855	52,5%	230.482	53,3%

Non current assets
Property, plant and equipment — net	66.402		54.576
Intangible fixed assets, net	130.518		132.000
Equity investments	12		1
Other long-term assets	15.616		15.610

Total non current assets	212.548	47,5%	202.187	46,7%

Total assets	447.403	100,0%	432.669	100,0%

Current liabilities
Short-term bank borrowings	39.293		38.870
Current portion of long-term debt	3.230		2.270
Accounts payable — trade	95.112		86.749
Income and other taxes payables	5.354		3.732
Other current liabilities	16.520		16.763
Provisions for risks and charges — current portion	8.202		9.148

Total current liabilities	167.711	37,5%	157.532	36,4%

Long-term liabilities
Long-term debt, net of current portion	91.000		91.000
Employees’ leaving entitlement	7.126		5.719
Deferred income taxes	35		1.031
Other long-term liabilities	17.792		19.485
Provision for risks and charges — long term portion	3.998		3.305

Total long-term liabilities	119.951	26,8%	120.540	27,9%

Total liabilities	287.662		278.072

Total shareholders’ equity	159.741	35,7%	154.597	35,7%

Total liabilities and shareholders’ equity	447.403	100,0%	432.669	100,0%

Memo: Net consolidate financial position	(112.355)		(112.920)

Ducati Motor Holding
Page: 8 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	December 31, 2002		December 31, 2001

	US$	%	US$	%

Current assets
Cash and cash equivalents	25.127		24.859
Trade receivables, net	86.037		102.801
Inventories	116.853		102.391
Other current assets	18.275		11.655

Total current assets	246.292	52,5%	241.706	53,3%

Non current assets
Property, plant and equipment — net	69.636		57.234
Intangible fixed assets, net	136.874		138.428
Equity investments	13		1
Other long-term assets	16.376		16.370

Total non current assets	222.899	47,5%	212.033	46,7%

Total assets	469.191	100,0%	453.739	100,0%

Current liabilities
Short-term bank borrowings	41.206		40.763
Current portion of long-term debt	3.387		2.381
Accounts payable — trade	99.744		90.974
Income and other taxes payables	5.615		3.914
Other current liabilities	17.325		17.579
Provisions for risks and charges — current portion	8.601		9.593

Total current liabilities	175.878	37,5%	165.204	36,4%

Long-term liabilities
Long-term debt, net of current portion	95.432		95.432
Employees’ leaving entitlement	7.473		5.997
Deferred income taxes	37		1.081
Other long-term liabilities	18.658		20.434
Provision for risks and charges — long term portion	4.193		3.465

Total long-term liabilities	125.793	26,8%	126.409	27,9%

Total liabilities	301.671		291.613

Total shareholders’ equity	167.520	35,7%	162.126	35,7%

Total liabilities and shareholders’ equity	469.191	100,0%	453.739	100,0%

Memo: Net consolidate financial position	(117.827)		(118.419)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A.

(Registrant)

By: Andrea Lydzinski

(Signature)*
Date 7 February 2003

*	Print the name and title of the signing officer under his signature.

Andrea Lydzinski
Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.